CARL N. DUNCAN, ESQ., LLC
ATTORNEY AT LAW
cduncan@cnduncanlaw.com

5718 Tanglewood Drive	(301) 263-0200
Bethesda, Maryland 20817	Fax (301) 576-5193

January 26, 2009
VIA MESSENGER

Lynn Dicker, Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C. 20549

Re:          Spatializer Audio Laboratories, Inc.
Form 10-KSB/For Year ended December 31, 2007
Forms 10-QSB for Quarters Ended March 31, June 30 and September 30, 2008
File No. 000-2646000

Dear Ms. Dicker:

This letter is in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings of Spatializer Audio Laboratories, Inc. (the “Company”) as set forth in your letter dated December 11, 2008 (the “Comment Letter”).  This response is prepared on behalf of Jay Gottlieb, the Company’s Principal Executive Officer, and Greg Schneider, the Company’s Principal Financial Officer (“Current Management”), as well as the members of the Company’s Board of Directors, respectively Mr. Gottlieb, Mr. Schneider and Michael C. Pearce (the “Board”).

Introduction

The Company’s Henry Mandell (a member of Former Management) prepared, executed and filed with the Commission on March 31, 2008, the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 (the “Annual Report”).  The Annual Report was filed approximately six (6) weeks prior to certain stock purchase transactions outlined below, and the subsequent change of control that occurred during May 2008.  Because transactions occurred after the year-end and these comments cover a period that involved Former Management (Henry Mandell and Carlo Civelli) through filings made for the period ended September 30, 2008, the Company has experienced difficulty in responding to the Staff’s Comment Letter.  We understand the Staff is currently pursuing analogous issues regarding approximately 700 similarly-situated registrants, the gravamen of which is that failure to include management’s report and that such failure constituted ineffective accounting controls and procedures.

Lynn Dicker, Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Page 2	January 26, 2009

In any event, Current Management has reviewed the Staff’s comments and has prepared the following response and, in doing so, acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

However, preliminarily, and based on another similar set of comments where undersigned counsel represented former management (not Current Management as here), I wanted to give you an overview of the factual circumstances, including the relevant transactions, pertinent to the Comment Letter, as reflected in the following summary.

History

As discussed between you and Carl N. Duncan, our outside legal counsel, in your telephone conversation late last month, Current and Former Management consummated acquisition trans-actions shortly after a March 31, 2008 filing with the Commission of its Form 10-KSB Annual Report for the fiscal year ended December 31, 2007 (“Annual Report”).  In connection with those April 2008 transactions (more details below), the Company experienced a change of control and the Company's prior sole officer, who prepared and signed the Annual Report, resigned.  In fact, we do not expect Former Management to be of any assistance in this matter.

The Company was incorporated in Delaware.  The Company’s operations had been winding down for several years and, since the sale of its assets in July 2007, it may properly be deemed a “blank check” and/or “shell” company.”  A “blank check company” is defined as “any development stage company that is issuing a penny stock, within the meaning of Section 3(a)(51) of the Exchange Act, and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies.”  A “shell company” is defined in Rule 12b-2 under the Exchange Act as a company with no or nominal assets (other than cash) and no or nominal operations.

Since the Company's change of control in May 2008, its current business is and has been to investigate and ultimately acquire a target company or business seeking the perceived advantages of being a publicly-held corporation.  To that end, the Company ultimately consummated the acquisition transactions as further described below.

•	Former Management entered into a Stock Purchase Agreement (the “SPA”) with Jay A. Gottlieb, Greggory A. Schneider and Helaine Kaplan (collectively, the “Investors”) on April 25, 2007.

Lynn Dicker, Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Page 3	January 26, 2009

•
The Company sent an Information Statement to the holders of record on April 30, 2007, of the outstanding shares of common stock, $.01 par value, of the Company in connection with the prospective appointment of two members of the Board of Directors of the Company, pursuant to the terms of the SPA.  Because the appointments were deemed to be a change of control of the Company, a Schedule 14-F Information Statement was   filed with the SEC (and sent to shareholders of record) more than 10 days prior to such additional Board members assuming such role with the Company in May 2008.

•
The Company sold, and the Investors collectively purchased, 16,236,615 shares of com-mon stock of Registrant for an aggregate purchase price of $422,152.15.  Of the total shares sold to the Investors, Mr. Gottlieb purchased 8,739,115 shares of the Company’s common stock for an aggregate purchase price of $227,217.15.  Pursuant to the SPA, the Company agreed, after the sale of substantially all of its assets to DTS, Inc. and its subsidiary (the “Asset Sale”), to take such corporate actions as may be reasonably required to appoint Mr. Gottlieb or other designee of the Investors to the Board of Directors.

•
The Asset Sale was consummated on July 2, 2007 and the Board of Directors appointed Jay A. Gottlieb as a director of Registrant on August 13, 2007.  There were, and continue to be, no family relationships between Mr. Gottlieb and any director or executive officer of the Company or any of its subsidiaries.  Other than as stated herein, neither Mr. Gottlieb nor any member of his immediate family has engaged in any transactions with the Company of the sort described under Item 404(a) of Regulation S-K.

•
As contemplated under the SPA, the Company distributed substantially all of its remaining cash assets to its stockholders on April 22, 2008, after satisfying its liabilities and leaving a cash residual of approximately $100,000.

•
Effective April 28, 2008, Henry Mandell (the sole officer) and Carlo Civelli (collectively, “Former Management”) re-signed from the Board of Directors of the Company, the only Director then remaining on the Board being Mr. Gottlieb.

•
As permitted under Delaware law, specific provisions of the Company’s Bylaws and provided for in the SPA, on April 29, 2008, Mr. Gottlieb appointed Messrs. Greggory Schneider and Michael Pearce (the “Board Designees”) to fill out the terms of Messrs. Mandell and Civelli until the next election of Directors.

•	Concurrently, the following officerships were also assigned: Mr. Gottlieb (Chairman of the Board, Secretary and Treasurer) and Mr. Schneider (“Chief Financial Officer”).

•
More detailed information regarding these and related transactions can be found in the Company's Current Reports on Form 8-K filed with the Commission on April 8 and May 1, 2008, as amended, and subsequent Company filings.  In addition, we would be happy to provide any additional information or documentation you require.

In that context, the Company and its Current Management hereby responds to each of the Staff’s outstanding Comments: For the convenience of the Staff, we have reproduced the Staff’s comments from the Comment Letter in italics.  The responses to those Comments immediately follow the reproduced Staff comments.  In addition to submitting this letter via EDGAR, simultaneously herewith we are sending you via messenger two (2) copies of this letter and the supplemental material referred to herein and proposed to be filed on EDGAR.

Lynn Dicker, Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Page 4	January 26, 2009

Form 10-K for the Year Ended December 31, 2007
Consolidated Statement of Operations, page 20

1.           We note that from page 23 and through the filing that you and your subsidiary sold all of your intellectual property assets to DTS, Inc. during fiscal 2007.  Please explain to us how you considered the guidance contained in paragraph 41-43 of SFAS 144 on whether or not you should report the disposal of these assets and their related revenue streams as discontinued operations.

Response to Comment 1:  Management did consider the guidance contained in paragraphs 41-43 of SFAS 144 on whether or not to report the disposal of its intellectual property assets and related revenue streams as discontinued operations.  With the exception of relatively insignificant amounts of interest income and expense and a small portion of ongoing general and administrative costs that can be segregated, virtually all of the Company’s income statement activity for the three years ended December 31, 2007 was related to the disposed asset group and would have been presented as discontinued operations.  It was therefore concluded that, in conjunction with the detailed footnote disclosure concerning the transaction, the presentation of this activity in the format normally used for continuing operations would be more meaningful than the more condensed format that is normally used to segregate discontinued operations.

Notwithstanding our original thought process as outlined above, we have revised the presentation of the Consolidated Statement of Operations to reflect the discontinued operations as a separate line item.  Please see the Company’s proposed amendment to the Annual Report on Form 10-KSB/A (“Amendment No. 1”) and the associated Form 10-QSB/As for the respective periods ended March 31, June 30 and September 30, 2008 (collectively Amendments 2, 3 and 4”).

Item 9A(T) Controls and Procedures, page 30
2.           We note that your management concluded that your disclosure controls and procedures were effective as of December 31, 2007 even though you have a lack of segregation of duties which is deemed a material weakness in internal controls.  We note similar disclosures within your March 31, 2008, June 30, 2008 and September 30, 2008 Forms 10-Q.  Please tell us how management was able to conclude that its disclosure controls and procedures were effective at December 31, 2007, March 31, 2008, June 30, 2008 and September 30, 2008 considering your lack of segregation of duties.

Response to Comment 2:   After reviewing the guidance cited in the Comment Letter, we concur that it is inappropriate, in light of the Company’s lack of segregation of duties, to conclude its 2007 disclosure controls and procedures were effective.  In that context, the Company has taken note of this Comment 2 from the Staff, and has revised its disclosures accordingly.  Please see the Company’s proposed Amendments No. 1, 2, 3 and 4, copies of which are here provided on a supplemental basis.

3.           Further to the above, the language that is currently included after the word “effective” in your disclosure here and within your March 31, 2008, June 30, 2008 and September 30, 2008 Forms 10-Q appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act.  Please remove the language in your future filings or revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Lynn Dicker, Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Page 5	January 26, 2009

Response to Comment 3:  The Company has taken note of this Comment 3 from the Staff and has revised its disclosure accordingly.  Please see proposed Amendments No. 2, 3 and 4, copies  of which are here provided on a supplemental basis.

4.           It does not appear that your management has performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.  Refer to Item 308(T) of Regulation S-K.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful…:

[Cited Authority Omitted from this Excerpt of the Comment Letter]

In addition, please evaluate whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and, as appropriate, revise your conclusion of the effectiveness of disclosure controls and procedures at December 31, 2007.  In particular, please consider the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.

Response to Comment 4:  After reviewing the cited authority, please be advised:

~          Current Management is not aware of whether the Company’s Former Management performed its assessment of internal control over financial reporting as of December 31, 2007.  Whether or not it did complete a report on management’s assessment of internal control over financial reporting, no such report was included in the Annual Report.

Lynn Dicker, Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Page 6	January 26, 2009

~          In addition, registrants, especially companies in the developmental stage or shells, are permitted to have the principal executive officer to also be the principal accounting officer.  No SEC rules require otherwise.
~          In view of the authority cited in the Comment Letter, having now reviewed the hundreds of pages proffered, Current Management recognizes that Former Management’s prior disclosures (to the effect that the Company’s accounting controls and procedures were effective) were not appropriate and, accordingly, Current Management proposes to amend these disclosures as attached.
~          Accordingly, the Company, having taken note of this Comment 4 from the Staff, has re-vised its disclosures.  Please see the Company’s proposed amendment to the Annual Report on Form 10-KSB/A (“Amendment No. 1”) here provided on a supplemental basis.  Please also see the Company’s proposed amendments to the Quarterly Reports on Form 10-QSB/A (Amend-ments No. 2, 3 and 4) for the periods ended respectively March 31, June 30 and September 30 here provided on a supplemental basis.

Exhibit 32.1
5.           We note that your certification furnished pursuant to Rule 13a-14(b) of the Exchange Act refers to the fiscal year ended December 31, 2006.  We further noted that the certifications contained within your March 31, 2008, June 30, 2008, and September 30, 2008 Forms 10-Q all refer to the quarter ended September 30, 2007.  Please amend your December 31, 2007 Form 10-K and your March 31, 2008, June 30, 2008, and September 30, 2008 Forms 10-Q to include this certification for the appropriate periods.  The amendments should include the entire filing with the revised certifications.

Response to Comment 5: The Company has taken note of this Comment 5 from the Staff and has revised its disclosure accordingly.  Please see proposed Amendment No. 1, the Form 10-KSB/A, a copy of which is provided here on a supplemental basis. Please also see the Company’s proposed amendments to the Quarterly Reports on Form 10-QSB/A (Amendments No. 2, 3 and 4) for the periods ended respectively March 31, June 30 and September 30 here provided on a supplemental basis.

6.           We also note that this certification and your Exhibit 31.1 certification are signed by the chairman of the board and secretary.  We further note that you disclose on page 30 within your disclosure control and procedures section that the chairman of the board and secretary is the principal executive and financial officer.  Please revise the aforementioned certifications to clearly indicate your chairman of the board of directors and secretary is signing as the principal executive officer and principal financial officer.

Response to Comment 6: The Company has taken note of this Comment 6 from the Staff and has revised its disclosure accordingly.  Please see proposed Amendment No. 1, the Form 10-KSB/A, a copy of which is provided here on a supplemental basis.

Form 10-Q for the Quarter Ended September 30, 2008
Note 2.  Significant Accounting Policies, page 5
Recent Accounting Pronouncements, page 7

Lynn Dicker, Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Page 7	January 26, 2009

7.           You state that SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim reporting periods within those years and that you have not yet determined the impact (if any) that the adoption of this standard will have on your financial statements.  Please revise your future filings to state, if true, that you adopted SFAS 157 on January 1, 2008 and whether or not the adoption of this standard had a material impact on your financial statements.

Response to Comment 7:   We have revised the applicable disclosures for the 2008 quarters ended March 31, June 30, 2008 and September 30 to indicate that we adopted SFAS 157 effective January 1, 2008 and that there was no material impact on our financial statements.  Please see proposed Amendments 2, 3 and 4 for the respective periods ended and here provided on a supplemental basis.

Exhibit 31
8.           We note here and within your March 31, 2008 and June 30, 2008 Forms 10-Q that the certifications filed as Exhibits 31.1 and 31.2 do not include all of the introductory language of paragraph 4 and the language of paragraph 4(b) required by Item 601(b)(31) of Regulation S-K.  Please amend these filings to include revised certifications that provide all of the required statements.

Response to Comment 8: The Company has taken note of this Comment 8 from the Staff and has revised its disclosures accordingly.  Please see proposed Amendments No. 2, 3 and 4, Forms 10-QSB/A, copies of which is provided here on a supplemental basis.
__________________________________________

We, of course, stand ready to respond to any further questions you may have and/or if you require additional information.  I appreciate your consideration of this matter, and look forward to working with you, on Current Management’s behalf, to resolve the Staff’s comments.

Sincerely,

Carl N. Duncan

Enclosures:
~           *Form 10-KSB/A for period ended December 31, 2007 (“Amendment No. 1”)
~           *Form 10-QSB/A for period ended March 31, 2008 (“Amendment No. 2”)
~           *Form 10-QSB/A for period ended June 30, 2008 (“Amendment No. 3”)
~           *Form 10-QSB/A for period ended September 30, 2008 (“Amendment No. 4”)

cc:           Jay Gottlieb
Gregg Schneider
Michael C. Pearce

* Affected pages only